

07007029

UNITED STATES
CURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48295

FACING PAGE
Information Requested of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **04/01/06** (MM/DD/YY) AND ENDING **03/31/07** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **The Bridgeford Group, Inc. (A Wholly-Owned Subsidiary of Mizuho Securities Co., LTD. – a Mizuho Company)**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do note use P.O. Box No.)

445 Park Avenue
(No. and street)

New York	**New York**	**10022**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Yasuto Sengoku **212-705-0882**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
JUN 07 2007
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

5 Times Square	**New York**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)


SEC MAIL PROCESSING
RECEIVED
MAY 30 2007
WASH. D.C. 101 SECTION

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AFFIRMATION

I, Yasuto Sengoku, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to The Bridgeford Group, Inc. (a wholly-owned subsidiary of Mizuho Securities Co., LTD. – a Mizuho Company) as of March 31, 2007, is true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.



Signature   May 25, 2007
Date

President & CEO
Title



Notary Public

GERARD WILSON
Notary Public, State of New York
No. 01WI4984455
Qualified in Westchester County
Commission Expires July 22, 2009

STATEMENT OF FINANCIAL CONDITION

The Bridgeford Group, Inc. (A wholly-owned subsidiary of
Mizuho Securities Co., LTD. – a Mizuho Company)

March 31, 2007

with Report of Independent Registered Public Accounting Firm

THE BRIDGEFORD GROUP, INC.
(A Wholly-Owned Subsidiary of Mizuho Securities Co., LTD - a Mizuho Company)

TABLE OF CONTENTS

This report contains (check all applicable boxes):			Page
(x)		Report of Independent Registered Public Accounting Firm	1
(x)	(a)	Facing Page.	
(x)		Affirmation	
(x)	(b)	Statement of Financial Condition.	2
( )	(c)	Statement of Operations.	
( )	(d)	Statement of Cash Flows.	
( )	(e)	Statement of Changes in Stockholder's Equity.	
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable).	
(x)		Notes to Financial Statements.	3-6
( )	(g)	Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.	
()	(h)	Statement Regarding Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.	
( )	(i)	Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable).	
( )	(j)	A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Rule 15c3-3 (not applicable).	
( )	(k)	A Reconciliation Between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation (not applicable).	
(x)	(l)	An Oath or Affirmation.	
( )	(m)	A Copy of the SIPC Supplemental Report (not required).	
( )	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control).	

ERNST & YOUNG

- Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

- Phone: (212) 773-3000
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
The Bridgeford Group, Inc. (a wholly-owned subsidiary of Mizuho Securities Co., LTD. – a Mizuho Company)

We have audited the accompanying statement of financial condition of The Bridgeford Group, Inc. (a wholly-owned subsidiary of Mizuho Securities Co., LTD. – a Mizuho Company), (the "Company") as of March 31, 2007. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial referred to above presents fairly, in all material respects, the financial position of the Company at March 31, 2007, in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

May 23, 2007

THE BRIDGEFORD GROUP, INC.
(A Wholly-Owned Subsidiary of Mizuho Securities Co., LTD - a Mizuho Company)

STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2007

ASSETS

Cash and cash equivalents	$ 3,045,635
Securities owned - at market value	19,916,856
Fees receivable	206,067
Premises and equipment, net	37,810
Other assets	374,702
TOTAL ASSETS	$23,581,070

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Accounts payable and accrued liabilities	$ 368,147
Payable to affiliate	43,340
Other liabilities	1,694
Total liabilities	413,181
STOCKHOLDER'S EQUITY:	
Common stock, 100 shares of no par value each, authorized and outstanding	1,000,000
Additional paid-in capital	24,000,000
Accumulated deficit	(1,832,111)
Total stockholder's equity	23,167,889
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$23,581,070

See notes to statement of financial condition.

THE BRIDGEFORD GROUP, INC.
(A Wholly-Owned Subsidiary of Mizuho Securities Co., LTD - a Mizuho Company)

NOTES TO STATEMENT OF FINANCIAL CONDITION
YEAR ENDED MARCH 31, 2007

1. GENERAL

The Bridgeford Group, Inc. (the "Company") is a wholly-owned subsidiary of Mizuho Securities Co., LTD. – a Mizuho Company, which is a wholly-owned subsidiary of Mizuho Financial Group. The Company operates as a registered broker/dealer under the rules and regulations administered by the Securities and Exchange Commission and engages in the business of providing advice on merger, acquisition, divestiture, advisory and financing transactions, furnishing valuation services, and rendering fairness opinions in connection with merger, acquisition and similar transactions.

On April 1, 2002, The Dai-Ichi Kangyo Bank, Limited, The Fuji Bank Limited and The Industrial Bank of Japan, Limited merged to form Mizuho Financial Group. In connection with this merger, on March 25, 2002, The Bridgeford Group (NY), Inc. and its parent The Bridgeford Group, Inc., both wholly-owned subsidiaries of The Industrial Bank of Japan, Limited, combined their operations. The combined company was renamed The Bridgeford Group, Inc.

2. SIGNIFICANT ACCOUNTING POLICIES

The accounting and reporting policies followed by the Company are as follows:

Securities Owned
Securities transactions are recorded on a trade date basis and are recorded at market value.

Fee Income
Fee income is recognized when the services related to the underlying transactions are completed in accordance with the terms of its engagement letters. Retainer fees are recognized as advisory fee income over the period in which the related service is rendered on an accrual basis.

Cash and Cash Equivalents
The Company considers cash and cash equivalents to be liquid investments with initial maturities of three months or less.

Income Taxes
The Company accounts for incomes taxes under the provisions of SFAS No. 109, "Accounting for Income Taxes." The Company recognizes the current and deferred tax consequences of all transactions that have been recognized in the statement of financial condition using the provisions of the enacted tax laws.

Use of Estimates
The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts reported in the statement of financial condition and accompanying notes. Management believes that the estimates utilized in preparing its statement of financial condition are reasonable.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial Instruments
The Company's financial instruments are carried at fair value or at amounts which approximate fair value. Assets and liabilities including cash and cash equivalents, receivables, and payables are all carried at cost which approximates fair value. Securities owned are stated at market value.

Premises and Equipment
Premises and equipment is stated at cost less accumulated depreciation and amortization. Depreciation is provided in amounts sufficient to relate the cost of depreciable assets to operations over their estimated service lives using the declining balance method. Leasehold improvements are amortized over the lesser of the life of the lease or service lives of the improvements using the declining balance method.

3. PREMISES AND EQUIPMENT

Premises and equipment consist of the following as of March 31, 2007:

Furniture and fixtures	$ 55,975
Computers and telephones	88,484
Leasehold improvements	11,558
Subtotal	156,017
Less accumulated depreciation and amortization	(118,207)
Premises and equipment - net	$ 37,810

4. SECURITIES OWNED

At March 31, 2007, the Company had government agency securities with a market value of $19,916,856, included in securities owned on the statement of financial condition.

Market Risk

Market risk is the potential loss the Company may incur as a result of changes in the market or fair value of a particular financial instrument. All financial instruments are subject to market risk. The Company's exposure to market risk is determined by a number of factors, including size, duration, composition and diversification of positions held, the absolute and relative level of interest rates and foreign currency exchange rates, as well as market volatility and liquidity.

5. INCOME TAXES

The Company is not expected to incur any current income tax liability for the year ended March 31, 2007. However, the Company is expected to incur a state and local tax based on taxable assets of approximately $6,000.

At March 31, 2007 the company had a gross federal deferred tax asset of $4,555,000 and a gross state and local deferred tax asset of $334,000. The gross deferred tax asset is primarily attributable to the Company's net operating loss carryforward and alternative minimum tax credit carryforward. The Company has recorded a valuation allowance against the entire deferred tax asset because in the opinion of management, it is more likely than not that the benefit resulting from the asset will not be realized.

The Company has a federal tax net operating loss ("NOL") carryforward of approximately $12,646,000, which begins to expire after March 31, 2007. The Company also has a state NOL carryforward of approximately $3,302,000, which will begin to expire after March 31, 2024.

The federal deferred tax provision is primarily attributable to the expiration of a portion of the Company's net operating loss carryforward, net of the additional loss in the current year. The state and local tax benefit is primarily attributable to an increase in the state net operating loss carryforward due to an additional loss in the current year. Both the federal deferred tax provision and the state and local deferred tax benefit are fully offset by changes in the valuation allowance.

In June 2006, the Financial Accounting Standards Board issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of FAS 109, Accounting for Income Taxes (FIN 48), to create a single model to address accounting for uncertainty in tax positions. FIN 48 clarifies the accounting for income taxes, by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the statement of financial condition. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company will adopt FIN 48 as of April 1, 2007, as required. The Company does not expect that the adoption of FIN 48 will have a significant impact on the Company's financial position.

6. RELATED PARTY TRANSACTIONS

Total cash and cash equivalents include interest-bearing deposits with an affiliate plus accrued interest in the amount of $2,000,159 at March 31, 2007. Interest-bearing deposits with an affiliate are placed with Mizuho Holdings Corporate Bank – Cayman Branch.

THE BRIDGEFORD GROUP, INC.
(A Wholly-Owned Subsidiary of Mizuho Securities Co., LTD - a Mizuho Company)

NOTES TO STATEMENT OF FINANCIAL CONDITION (continued)
YEAR ENDED MARCH 31, 2007

7. COMMITMENTS AND CONTINGENCIES

The Company signed a short-term office lease agreement for the period April 30, 2007 through October 31, 2007. The minimum lease obligation at March 31, 2007 is as follows:

Year Ending March 31,	Minimum Annual Rental
2008	$ 171,000

8. NET CAPITAL REQUIREMENT

Pursuant to the Uniform Net Capital Rule (the "Rule 15c3-1") under the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined. The Rule requires that the ratio of aggregate indebtedness, as defined, to net capital not exceed 15 to 1. The Rule provides for restrictions on operations if the ratio of aggregate indebtedness to net capital exceeds 10 to 1. At March 31, 2007, the Company had net capital of $20,530,956, which was $20,503,411 in excess of minimum net capital requirements of $27,545. The Company's ratio of aggregate indebtedness to net capital was 0.02 to 1.

Advances to affiliates, dividend payments, and other equity withdrawals are subject to certain limitations and other provisions of the net capital rules of the SEC and other regulators.

END